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                         [ALSTON & BIRD LLP LETTERHEAD]

                               One Atlantic Center
                           1201 West Peachtree Street
                           Atlanta, Georgia 30309-3424

                                  404-881-7000
                                Fax: 404-881-7777
                                 www.alston.com


                                December 14, 2004


Via EDGAR and UPS Next Day Air

Jeffrey Riedler
Assistant Director
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

         Re:  Renal Care Group, Inc.
              Registration Statement on Form S-3 filed September 27, 2004 File No. 333-119285

Dear Mr. Riedler:

         This letter sets forth the response of Renal Care Group, Inc. ("Renal Care" or the "Company") to the staff's letter dated October 7, 2004 with regard to the above-referenced filing. Accompanying this letter is Amendment No. 1 to the Registration Statement. For your convenience, the hard copy of this letter (submitted via UPS Next Day Air) also includes a hard copy of Amendment No. 1, marked to show the Company's changes to the Registration Statement.

     1. COMMENT. Please withdraw the previously filed Form S-4, file no. 114607, that relates to the proposed exchange offer of the notes you seek to register pursuant to this Form S-3.

         RESPONSE. The Company filed a Registration Withdrawal Request on October 12, 2004 with the Commission to withdraw the previously filed Form S-4, file no. 114607.

     2. COMMENT. Please amend the registration statement to identify selling securityholder to cover the full dollar amount of the notes you have registered. Please identify all known persons in the selling securityholder table. To the extent that you cannot identify some of the selling securityholder, include a line item in the table titled "unidentified selling securityholders." Please also revise


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Jeffrey Riedler
December 14, 2004
Page 2


         your disclosure to state that you will file a post-effective amendment to identify any additional selling securityholder.

         RESPONSE. The Company has identified the selling securityholders in the table. To the extent information was not available regarding a selling securityholder, the Company included a line item in the table titled "unidentified selling securityholders." The Company has revised the disclosure to state that it will file a post-effective amendment to identify any additional selling securityholders.

     3. COMMENT. Please note that in order to substitute new names for the names of selling securityholder identified in an effective registration statement you can file a Rule 424(b) prospectus only if the change is not material, the number of securities or dollar amount registered does not change, and the new owners' securities can be traced to those covered by the original registration statement. A change that does not meet these requirements must be made by a post-effective amendment. In addition, you must either file prospectus supplement or a post-effective amendment, as applicable, to substitute new names except for certain donees in circumstances described in our telephone interpretation H.3 (see 1997 manual of telephone interpretations). Please confirm to us that you will comply with these requirements. In addition, in that regard we refer to your statement on page 67 that, "Selling securityholder, including any non-sale transferees, pledges or donees or their successors, may from time to time offer and sell any or all of the notes pursuant to this prospectus or any prospectus supplement." Please revise your disclosure to indicate that you may need to amend this registration statement to substitute new names.

         RESPONSE. The Company has revised this disclosure in response to the Staff's comment. The Company confirms that it will comply with the requirements set forth by the Staff above.

         If you have any questions regarding these responses, please do not hesitate to call the undersigned at (404) 881-7872 or Steve Pottle at (404) 881-7554.

                                                     Sincerely yours,

                                                     /s/ Peter C. November

                                                     Peter C. November

PCN:cah

cc:      Ms. Sonia Barros, Securities and Exchange Commission
         Mr. David M. Dill, Renal Care Group, Inc.
         Douglas B. Chappell, Esq., Renal Care Group, Inc.